[A&R Letterhead]
June 22, 2007
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler
Assistant Director

Re:	Cumberland Pharmaceuticals Inc.
Form S-1 Registration Statement
File No. 333-142535
Ladies and Gentlemen:
     We are responding to comments received in a letter dated June 8, 2007 from Mr. Jeffrey P. Riedler to Mr. A.J. Kazimi with respect to the Form S-1 Registration Statement of Cumberland Pharmaceuticals Inc. filed on May 1, 2007. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in Mr. Riedler’s letter. On the date hereof, we have filed Amendment No. 1 to the Registration Statement reflecting all changes discussed herein.
     The following paragraphs set forth the responses of Cumberland Pharmaceuticals Inc. to the comments contained in Mr. Riedler’s letter of June 8, 2007. All page references below are to page numbers in the Registration Statement, filed May 1, 2007, except as otherwise set forth herein. For your convenience, a marked copy of Amendment No. 1, comparing Amendment No. 1 to the Registration Statement, is enclosed herewith.
Comments Applicable to the Entire Document
1.	We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

•	Summary Financial Data	•	The Option Grants Table
•	Use of Proceeds	•	Shares Eligible for Future Sale
•	Capitalization	•	The Principal Stockholders Table
•	Dilution	•	Description of Capital Stock
Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page

Securities and Exchange Commission
June 22, 2007

and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a “red herring” prospectus.
Response:
     The Company will comply with this comment by filing an amendment containing all of the information required by Rule 430A at the time that the “red herring” prospectus is filed, and prior to the road show.
2.	Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.
Response:
     By separate cover, the Company is providing the Commission Staff copies of the graphic materials that the Company proposes to include in the prospectus.
3.	Comments on your application for confidential treatment will follow under separate cover. We will not consider a request for acceleration of effectiveness of the registration statement until any comments we may have on the application are resolved.
Response:
     We will await receipt of your comments regarding the Company’s request for confidential treatment of certain proprietary information.
4.	Please update your interim financial statements and related financial information as required by Rule 3-12 of Regulation S-X.
Response:
     The Company has complied with this comment by updating the interim financial statements and related financial information in Amendment No. 1 to include financial statements as of March 31, 2007 and covering the three months ended March 31, 2006 and March 31, 2007.

Securities and Exchange Commission
June 22, 2007

Prospectus Summary
5.	Please disclose your accumulated deficit.
Response:
     The Company has complied with this comment by inserting in the tables on pages 5 and 27 of the Registration Statement (pages 5 and 30 of Amendment No. 1) an accumulated deficit line item as of March 31, 2007 of $6,620,820.
6.	Please revise your statement that you expect Amelior to be the first injectable product approved for pain and fever. You should not assume you will receive FDA approval. Similarly, revise page 45.
Response:
     The Company has complied with this comment by deleting the fourth full paragraph on page 1 and substituting, in lieu thereof, a revised paragraph (page 1 of Amendment No. 1). Corresponding changes have been made on page 39 (page 47 of Amendment No. 1) and page 45 (page 53 of Amendment No. 1).
7.	Please delete the statement that you believe Amelior is a safe and effective treatment. Safety and efficacy is still being tested and are determinations made by the FDA.
Response:
     The Company has complied with this comment by deleting the sentence as requested.
8.	Please provide third party support for your statement that NAC is accepted as the worldwide standard of care for treating acetaminophen overdose.
Response:
     In making this assertion, the Company is relying in part on an article, entitled “An update of N- acetylcysteine treatment for acute acetaminophen toxicity in children” by Laurie Marzullo, published by Lippincott Williams & Wilkins, Curr Opin Pediatr 17:239-245, 2005. On page 240, Ms. Marzullo states that “The accepted antidote for ingestion of toxic levels of acetaminophen is N- acetylcysteine (NAC), as published by Prescott et al.”
     The Company is furnishing to the Commission Staff a copy of the article by separate cover. Other articles support the Company’s position that NAC is the protocol for treatment of acetaminophen overdose. If the Commission Staff would like supplemental support for this position, we would be happy to supply additional support at its request.

Securities and Exchange Commission
June 22, 2007

9.	Please provide your basis for your belief that you can continue to expand your market share of Acetadote. Since Acetadote is the only intravenous formulation of N-acetylcysteine, how are your defining the market?
Response:
     The Company defines the market for Acetadote to include users of both the intravenous formulation and the oral formulation of N-acetylcysteine, or NAC. According to a survey by the American Association of Poison Control Centers’ Toxic Exposure Surveillance System, approximately 66% of people treated with NAC in 2005 were given an oral formulation. This survey is not comprehensive of total NAC use in the U.S. and the Company believes that oral NAC was used in an even greater percent of cases nationwide during that year based on an internal analysis of oral NAC sales from data provided by Wolters Kluwer. The Company believes that intravenously administered Acetadote has clinical and financial benefits relative to orally administered NAC, including ease of administration, minimizing nausea and vomiting associated with oral NAC, accurate dosage control, shorter treatment protocol and reduction in overall cost of acetaminophen overdose management, as discussed on page 47 of the Registration Statement (page 55 of Amendment No. 1). The Company believes that Acetadote also offers significant cost advantages to both patients and hospitals by reducing the treatment regimen, usually from three days to one day. For these reasons, the Company feels that the use of Acetadote will continue to grow as patients and hospitals increasingly favor Acetadote over orally administered NAC.
10.	We note your discussion related to early-stage product candidates, please clarify what you meant by “early-stage.” For example, do you mean are these products in pre-clinical trials, Phase I trials, or have they not yet reached the pre-clinical trial stage?
Response:
     The Company has complied with this comment by amending the first sentence of the fourth full paragraph on page 2 (page 2 of Amendment No. 1). Additionally, the Company has complied with this comment by amending similar language on page 40 (page 48 of Amendment No. 1).
Summary Consolidated Financial Data — page 5
11.	Please provide pro forma net income per share amounts for the most recent fiscal year and interim period to give effect to the conversion of preferred stock into common stock. Please refer to Rule 11-01(a) of Regulation S-X.
Response:

Securities and Exchange Commission
June 22, 2007

     The Company has complied with this comment by including pro forma net income per share information in the table on page 5 (page 5 of Amendment No. 1).
Risk Factors — page 6
12.	Please revise the introductory paragraph to eliminate the reference to other unforeseen risks. You should not caution against risks that are not identified and described.
Response:
     The Company has complied with this comment by amending the introductory paragraph on page 6 (page 6 of Amendment No. 1) to delete the third sentence.
We currently market two products, Acedote and Kristalose. An adverse development regarding either of these products could have a material and adverse impact on us. — page 7
13.	This discussion is too broad. Please revise this risk factor to more specifically identify the types of changes that could have and adverse impact and the likely impact.
Response:
     The Company has complied with this comment by deleting the existing risk factor and replacing it with a revised risk factor on page 7 (page 7 of Amendment No. 1).
14.	If there have been any reports of adverse effects from these products, please specifically identify them.
Response:
     The Company has complied with this comment by inserting a new paragraph at the end of the risk factor described in Comment No. 13.
If any manufacturer we rely on fails to produce our products and product candidates in the amounts we require on a timely basis, or fails to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the commercialization of Amelior, or may be unable to meet demand for the product supplied by the manufacturer and may lose potential revenues. — page 7
15.	Does your agreement with Bioniche allow you to obtain Acetadote from another source if they are unable to supply sufficient quantities of Acetadote? If it does not,

Securities and Exchange Commission
June 22, 2007

please revise the discussion to specifically state this information. Similarly, state whether you can obtain Kristalose from any party other than Inalco.
Response:
     The Company’s agreement with Bioniche allows the Company to obtain Acetadote from another source if Bioniche is unable to supply sufficient quantities of Acetadote. The Company’s agreement with Inalco does not expressly authorize the Company to obtain Kristalose from a party other than Inalco if Inalco is unable to supply sufficient quantities of Kristalose. Accordingly, the Company has complied with this comment by revising the language in the risk factor on page 7 (page 8 of Amendment No. 1).
Competitive pressures could reduce our revenues and profits. — page 9
16.	Please revise the risk factor to identify the two competing laxative products and their manufacturers as well as the identity of the company developing the intravenous acetaminophen product.
Response:
     The Company has complied with this comment by revising the second paragraph of this risk factor as set forth on page 9 (page 9 of Amendment No. 1).
Our future growth depends on our ability to identify and acquire rights to products. If we do not successfully identify and acquire rights to products and successfully integrate them into our operations, our growth opportunities would be limited. — page 9
17.	In the last paragraph of this risk factor you indicate that you are not precluded from engaging in a large acquisition in the future, including an acquisition that entails the investment of substantially all of the proceeds from this offering. Please disclose whether you are currently contemplating, discussing or negotiating an acquisition. If so, you should provide appropriate disclosure in the relevant places in the prospectus, including the “Use of Proceeds” section. If you do not have such plans, please state that you have no current acquisition plans.
Response:
     The Company advises the Commission Staff that while we continually screen and evaluate potential acquisitions of product candidates, intellectual property rights or companies that complement our business, we have no current commitments or agreements for such acquisitions. The Company has stated this on page 10 of Amendment No. 1.
The size of our organization and our activities are growing, and we may experience difficulties in managing growth. — page 11

Securities and Exchange Commission
June 22, 2007

18.	It is unclear whether the number of employees disclosed includes the sales staff you recently acquired from Cardinal. Please clarify the disclosure.
Response:
     The Company has complied with this comment by amending the first sentence of this risk factor as set forth on page 11 (page 12 of Amendment No. 1).
Our strategy to secure and extend marketing exclusivity or patent rights may provide only limited protection from competition. — page 14
19. Please explain what the terms “priority filing date” and “orphan drug” mean.
Response:
     The Company has complied with this comment by eliminating the reference to the technical term “priority filing date” and has amended the third sentence of the last paragraph on page 14 (page 15 of Amendment No. 1) and has added an additional explanatory paragraph regarding orphan drug designation.
     We refer the Commission Staff to the Orphan Drug Designation paragraph under the “Business” section on page 57 (page 66 of Amendment No. 1) for a full explanation of orphan drug designation.
20. Please tell us you basis for market exclusivity for Amelior.
Response:
     The Company is basing its claim for market exclusivity for Amelior upon the Hatch-Waxman Act, which provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosages or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are essential to the approval of the application. The Company explains this legal provision in paragraph 1 on page 58 (page 66 of Amendment No. 1) entitled The Hatch-Waxman Act under the Business section of the Registration Statement.
Use of Proceeds — page 23
21.	Please expand the disclosure in this section to identify the amount of proceeds you intend to spend on each identified purpose. Also, please be more specific about what the purposes are.
Response:

Securities and Exchange Commission
June 22, 2007

     The Company has complied with this comment by deleting the second paragraph of the Use of proceeds section on page 23 and replacing it with several additional paragraphs (page 24 of Amendment No. 1).
22.	You say that you may use a portion of the proceeds for product development and expansion. Please identify the products you intend to develop with proceeds from this offering. Disclose the amount of proceeds you intend to spend on development of each product and discuss how far along in the development process the proceeds will take you. Disclose the amount of additional funds you anticipate will be necessary to complete development and market the product. If additional funds will be required disclose the source you anticipate obtaining the funds from, as well as the timeframe involved in completing the development process.
Response:
     The Company hereby advises the Commission Staff that it intends to utilize approximately $4 million of the net proceeds for the continued clinical testing and product development of Amelior. While the Company cannot predict with certainty the amounts required to be spent for this purpose, the Company expects its existing capital resources and the net proceeds from this offering to be sufficient to fund the completion of the clinical development programs of Amelior through commercial introduction of the product to the U.S. market, assuming the Company’s clinical programs progress in accordance with its plans.
23.	Disclose the amount of indebtedness you have and the amount you intend to repay using proceeds from this offering. Also disclose the uses of the borrowed funds. Please refer to the instructions to Item 504 of Regulation S-K.
Response:
     The amount of the Company’s indebtedness is set forth in the balance sheet tables throughout the Registration Statement. As of March 31, 2007, the aggregate principal due under the Company’s line of credit and term loan was $4,950,949. Currently, the Company does not intend to use the proceeds of this offering to repay its indebtedness; therefore, the Company believes disclosure in the Use of proceeds section is not relevant.
24.	You indicate that you may use proceeds from this offering to finance acquisitions. Identify the business or product you intend to acquire, if known, or if not known, the nature of the business or other acquisitions to be sought, the status of any negotiations with respect to the acquisition and a brief discussion of the business.
Response:
     The Company has complied with this comment by including a new second paragraph in the Use of proceeds section of the Registration Statement (page 24 of Amendment No. 1).

Securities and Exchange Commission
June 22, 2007

25.	Please clarify whether you intend to use proceeds from this offering to pay the deferred portion of the purchase price for Kristalose.
Response:
     The Company currently does not intend to use proceeds from this offering to pay the deferred portion of the purchase price for Kristalose.
Management’s Discussion and Analysis — page 28
Critical Accounting Policies and Significant Judgments and Estimates
Revenue Recognition, page 29
26.	We believe that your disclosure related to estimates that reduce gross revenue such as chargebacks, discounts, rebates and product returns could be improved. Please revise your disclosure and include the following:
a.	The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b.	The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
Response:
     The Company has complied with Comments No. 26(a) and 26(b) by revising the section entitled Revenue Recognition on page 29 of the Registration Statement (pages 32-33 of Amendment No. 1).
c.	To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, explain, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

Securities and Exchange Commission
June 22, 2007

Response:
     The Company has complied with Comment No. 26(c) by amending the section entitled Revenue Recognition on page 29 of the Registration Statement (pages 32-33 of Amendment No. 1).
d.	If applicable, any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Disclose your revenue recognition policy for such shipments.
Response:
     The Company has complied with Comment No. 26(d) by amending the section entitled Revenue Recognition on page 29 of the Registration Statement (pages 32-33 of Amendment No. 1).
e.	A roll forward of the accrual for each estimate for each period presented showing the following:
•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.
Response:
     The Company believes it has adequately addressed the information requested in its additional disclosures for Comment No. 26 (b) and (c).
f.	Regarding your discussion of results of operations for the period to period net sales comparisons, the amount of and reason for fluctuations for each type of reduction of gross sales, i.e. product returns, rebates and discounts, including the effect that changes in your estimates of these items had on your net sales and operations.
Response:
     The Company has complied with Comment No. 26(f) by revising the “Net revenues” discussion in the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2006 compared to year ended December 31, 2005 on page 33 of the Registration Statement (page 39 of Amendment No. 1).

Securities and Exchange Commission
June 22, 2007

     In addition, the Company has revised the “Net revenues” discussion in the Management’s discussion and analysis of financial condition and results of operations section of the section entitled Year ended December 31, 2005 compared to year ended December 31, 2004 on page 34 of the Registration Statement (page 40 of Amendment No. 1).
Stock Based Compensation, page 30
27.	Please disclose the approach used to determine your enterprise value at each grant date and the method used to allocate enterprise value to the outstanding equity to determine the fair value of the underlying common stock. Disclose whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
Response:
     The Company has complied with Comment No. 27 by amending the section entitled Stock-Based Compensation on page 30 of the Registration Statement (page 34 of Amendment No. 1).
28.	Please expand your disclosure to clarify why you reviewed the historical volatility of similar public companies to determine your expected volatility. Disclose the factors considered to determine which public companies were similar. Tell us on a supplemental basis the names of the similar public companies used to estimate expected volatility.
Response:
     The Company has complied with Comment No. 28 by amending the section entitled Stock-Based Compensation on page 30 of the Registration Statement (pages 34-35 of Amendment No. 1).
     By separate cover, the Company is providing the Commission Staff the names of the public companies it considers to be its peers.
Results of Operations, page 32
General
29.	In certain areas of your disclosures, such as your discussion of net revenues, you make references to specific factors that contributed to the change from period to period. Please revise your disclosures to quantify each factor that resulted in significant increases or decreases in financial statement line items. Refer to Financial Reporting Codification Section 501.04.

Securities and Exchange Commission
June 22, 2007

Response:
     The Company has complied with Comment No. 29 by amending the “Net revenues” discussion in the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2006 compared to year ended December 31, 2005 on page 33 of the Registration Statement (page 39 of Amendment No. 1).
     The Company has complied with Comment No. 29 by amending the “Cost of products sold” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2006 compared to year ended December 31, 2005 on page 33 of the Registration Statement (page 39 of Amendment No. 1).
     Furthermore, the Company has complied with Comment No. 29 by amending the “Selling and marketing” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2006 compared to year ended December 31, 2005 on page 33 of the Registration Statement (page 39 of Amendment No. 1).
     The Company has also amended the “Research and development” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2006 compared to year ended December 31, 2005 on page 33 of the Registration Statement (page 39 of Amendment No. 1).
     The Company has amended the “General and administrative” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2006 compared to year ended December 31, 2005 on page 33 of the Registration Statement (pages 39-40 of Amendment No. 1).
     The Company has amended the “Interest expense” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2006 compared to year ended December 31, 2005 on page 34 of the Registration Statement (page 40 of Amendment No. 1).
     The Company has amended the “Net revenues” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2005 compared to year ended December 31, 2004 on page 34 of the Registration Statement (page 40 of Amendment No. 1).
     The Company has amended the “Cost of products sold” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2005 compared to year ended December 31, 2004 on page 34 of the Registration Statement (page 40 of Amendment No. 1).

Securities and Exchange Commission
June 22, 2007

     The Company has amended the “Selling and marketing” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2005 compared to year ended December 31, 2004 on page 34 of the Registration Statement (page 41 of Amendment No. 1).
     The Company has amended the “Research and development” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2005 compared to year ended December 31, 2004 on page 34 of the Registration Statement (page 41 of Amendment No. 1).
     The Company has amended the “General and administrative” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2005 compared to year ended December 31, 2004 on pages 34 and 35 of the Registration Statement (page 41 of Amendment No. 1).
     The Company has amended the “Interest income” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2005 compared to year ended December 31, 2004 on page 35 of the Registration Statement (page 41 of Amendment No. 1).
     Finally, the Company has amended the “Interest expense” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2005 compared to year ended December 31, 2004 on page 35 of the Registration Statement (page 41 of Amendment No. 1).
Year ended December 31, 2005 compared to year ended December 31, 2004
30.	You disclose that the decrease in net revenues in 2005 was primarily due to promotional costs owed to a wholesaler. Please clarify why you recorded these costs as a reduction of revenue. If the decrease was primarily a result of an increase in product promotion and fee service costs, please discuss why these fees increased in 2005 over 2004.
Response:
     The Company has complied with Comment No. 30 by amending the “Net revenues” paragraph of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2005 compared to year ended December 31, 2004 on page 34 of the Registration Statement (page 40 of Amendment No. 1).
31.	Your financial statements show a gain on an insurance recovery in 2004. Please expand your disclosure to discuss the facts and circumstance surrounding this insurance recovery.

Securities and Exchange Commission
June 22, 2007

Response:
     The Company has complied with Comment No. 31 by adding the following “Gain on insurance recovery” paragraph between the “General and administrative” and “Interest income” paragraphs of the Management’s discussion and analysis of financial condition and results of operations section entitled Year ended December 31, 2005 compared to year ended December 31, 2004 on page 35 of the Registration Statement (page 41 of Amendment No. 1).
Liquidity and Capital Resources — page 35
32.	Please expand the disclosure on page 36 to include the amount of your minimum purchase obligations under your agreements with Bioniche and Kristalose.
Response:
     The Company has complied with this comment by deleting the fourth and fifth paragraphs on page 36 of the Registration Statement, and replacing those paragraphs with a new paragraph (page 42 of Amendment No. 1).
33.	Please name the third party referenced in the first paragraph of page 37, identify the specific pharmaceutical drug and disclose the maximum aggregate amount you could be required to pay pursuant to this agreement.
Response:
     The Company has complied with Comment No. 33 by amending the first paragraph on page 37 of the Registration Statement (page 43 of Amendment No. 1).
Contractual Obligations, page 37
34.	Please revise your table to include a total column. Please refer to Rule 303(a)(5) of Regulation S-K.
Response:
     The Company has complied with this comment by including a total column in the Contractual Obligations section on page 37 (page 44 of Amendment No. 1).
35.	It appears that scheduled interest payments on long-term debt are excluded from the table. Please revise the table to include scheduled interest payments or disclose and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments

Securities and Exchange Commission
June 22, 2007

necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.
Response:
     The Company has complied with this comment by including a row in the contractual obligations table on page 37 (page 44 of Amendment No. 1) to show scheduled interest payments on its long-term debt.
Quantitative and Qualitative Disclosures of Market Risks, page 38
36.	It appears that your term loan and revolving line of credit are subject to interest rate risk. Also you do not appear to provide any quantitative or qualitative disclosure regarding your foreign currency exchange rate risk. Please provide the disclosures required by Rule 305 of Regulation S-K. If you believe certain market risks are not material please disclose this fact.
Response:
     The Company has complied with this comment by deleting the paragraphs under the section entitled Quantitative and Qualitative Disclosure of Market Risks on page 38 of the Registration Statement, and replacing the paragraphs with revised paragraphs (pages 45-46 of Amendment No. 1).
Business — page 39
37.	Please include a discussion of the material terms of your agreements with the following parties:
•	Vanderbilt University, both the intravenous ibuprofen license and the collaboration agreement;

•	Mayne Pharma Pty, Ltd — for the manufacture of commercial supplies of Amelior and the license agreement;

•	Bertek — exclusive rights to commercialize Kristalose;

•	University of Mississippi — the collaboration agreement;

•	University of Tennessee — collaboration agreement;

•	Advogent Group — sales force agreement; and

•	Alveda Pharmaceuticals — license agreement
The discussion should include each parties’ rights and obligations, amounts paid/received to date, existence of royalty provisions, amounts paid/received to date, aggregate potential milestone payments; duration and termination provisions and any other material terms. To the extent these agreements have not been filed, please file them or provide us with an analysis supporting your determination that you are not substantially dependent on them.

Securities and Exchange Commission
June 22, 2007

Response:
     To comply with Comment No. 37 with regard to discussion of Vanderbilt, the Company has added an additional sentence to the end of the final paragraph on page 45 (page 54 of Amendment No. 1). The Company has requested confidential treatment of all payment information in the agreement with Vanderbilt.
     We do not consider our collaboration agreements with Vanderbilt University, the University of Mississippi and the University of Tennessee, which relate to our subsidiary, CET, to be material to our business at this time. To date, we have not incurred any material expenses for research and development of products related to these collaborations. All such products are at the pre-clinical stage of development, and we do not foresee incurring material expenses for these collaborations in the near term.
     To comply with Comment 37 with respect to agreements with Mayne Pharma Pty. Ltd., the Company has added additional language to the section entitled Manufacturing regarding the Company’s payments to Mayne on page 51 (pages 59-60 of Amendment No. 1). We hereby notify the Commission that we do not consider our agreement with Mayne Pharma (SEA) Pte Limited to market and distribute Amelior in Southeast Asia to be material to our business at this time. Amelior has not yet received regulatory approval for marketing and distribution in Southeast Asia, and it may never receive regulatory approval in Southeast Asia.
     With respect to discussion of its agreement with Bertek, the Company has complied with Comment No. 37 by amending the second paragraph of the section entitled Kristalose on page 47 of the Registration Statement (page 56 of Amendment No. 1). Cumberland Pharmaceuticals further advises the Commission Staff that it and Mylan Bertek Pharmaceuticals Inc. f/k/a Bertek Pharmaceuticals Inc. entered into a mutual release on April 10, 2006 and have no ongoing contractual relationship.
     With respect to discussion of the agreement with Advogent Group, we hereby notify the Commission Staff that the legal name of the counterparty to this agreement currently is Inventiv Commercial Services, LLC, and this agreement is subject to a request for confidential treatment.
     We hereby notify the Commission that we do not consider our agreement with Alveda Pharmaceuticals to market and distribute Amelior in Canada to be material to our business at this time. Canadian regulatory authorities have not issued approval for marketing of Amelior in Canada and may never issue such regulatory approval.
Overview — page 39
38.	In the first paragraph you state that you have established “a product development and commercial operating infrastructure that is scalable to accommodate our expected growth.” It is unclear what this statement means. Please revise the discussion accordingly. We may have additional comments.
Response:
     The Company has complied with this comment by amending the first paragraph under the heading Overview on page 39 (page 47 of Amendment No. 1).

Securities and Exchange Commission
June 22, 2007

     The Company has also amended the paragraph under the heading Our Company on page 1 of the Registration Statement with the same amended language (page 1 of Amendment No. 1).
39.	In the last paragraph on page 39, it is unclear whether IMS Health is the source for all the statistical information or just the statement about the growth in the use of ketorolac. Please clarify. If IMS Health is not the source of the other statistical information, please revise to identify the other sources. Similarly revise the last paragraph on page 40.
Response:
     The Company has complied with this comment by amending the last paragraph on page 39 (page 47 of Amendment No. 1).
     The Company has also complied with this comment by amending the first paragraph on page 40 (page 48 of Amendment No. 1).
40.	Please revise the identify the competitive advantages you believe Kristalose has over competing prescription laxatives.
Response:
     The Company has complied with this comment by revising the language on page 40 (page 48 of Amendment No. 1).
     We supplementally refer the Commission Staff to the first full paragraph on page 48 (page 56 of Amendment No. 1), which discusses the competitive advantages of Kristalose in further detail.
41.	In the third full paragraph on page 40 you indicate that you have obtained grant funding to support the development of several early-stage product candidates. Please disclose and discuss the source and amount of these grants and the purposes to which they are to be put.
Response:
     The Company has complied with this comment by revising the language on page 40 (page 48 of Amendment No. 1).
42.	To the extent you are aware of any adverse effects of any of your products or your product candidate, please describe them.
Response:

Securities and Exchange Commission
June 22, 2007

     Please refer to our response to Comment No. 14, in which the Company addresses any adverse effects of its products.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
43.	Please have KPMG LLP identify the city and State where the report was issued in accordance with Article 2-02 of Regulation S-X.
Response:
     The Company has complied with this comment by amending page F-2 to insert “Nashville, Tennessee” as the city and state where the report was issued by KPMG LLP.
Consolidated Statements of Income, page F-4
44.	Please revise your presentation of other income and expense to clearly indicate which amounts have a negative attribute. Please refer to Rule 4-01(c) of Regulation S-X.
Response:
     The Company has complied with this comment by revising its presentation in the Consolidated Statements of Income to clearly indicate interest expense and other expenses, which indicates their negative attribute.
Notes to Consolidated Financial Statements
(2) Significant Accounting Policies
45.	It appears that you have not provided any segment disclosures as required by SFAS 131. If you believe you have a single reportable segment, please disclose this fact and disclose the factors used to identify your single reportable segment as required by paragraph 26(a) of SFAS 131. Please disclose revenue by product as required by paragraph 37 of SFAS 131 and information about major customers as required by paragraph 39 of SFAS 131.
Response:
The Company’s only reportable segment is the pharmaceutical prescription products. The Company complied with this comment by inserting a paragraph on page F-7 of the Registration Statement (page F-7 of Amendment No. 1) in addition to the disclosure set forth on the top of page F-26 (page F-28 of Amendment No. 1).

Securities and Exchange Commission
June 22, 2007

     The Company also complied with this comment by inserting tables addressing the Company’s net revenues and Company’s co-promotion revenues on page F-10 of the Registration Statement (page F-11 of Amendment No. 1).
Supplementally, we refer the Commission staff to footnote 14 in the notes to the consolidated financial statements.
(b) Accounts Receivable, F-7
46.	Your disclosure that product revenue is recognized when the shipment is received by the customer appears to be inconsistent with your revenue recognition policy definition of delivery on page 29. Please revise your disclosure here and in Note 2(h) to clarify when delivery has occurred in order to recognize revenue.
Response:
     The Company has complied with this Comment No. 46 by amending the first full paragraph on page F-8 (second full paragraph on page F-8 of Amendment No. 1).
     The Company has also complied with this Comment No. 46 by amending the last paragraph on page F-9 and the continuation of that paragraph on page F-10 (page F-10 of Amendment No. 1).
(7) Income Taxes, page F-19
47.	It appears that your deferred tax benefit for 2005 and 2006 consists solely of adjustments to the beginning-of-the-year balance of the valuation allowance due to a change in judgment about the realizability of deferred tax assets. Based on your disclosure in Schedule II — Valuation and Qualifying Accounts it appears that part of the change in the valuation allowance was due to the utilization of deferred tax assets. Please revise to disclose the significant components of your income tax benefit for each period presented or tell us how your disclosure complies with paragraph 45 of SFAS 109. Please expand your disclosure to describe the nature of the permanent differences listed in your 2004 tax reconciliation.
Response:
     The Company has complied with this Comment No. 47 by inserting language at the end of the table at the top of page F-20 (page F-21 of Amendment No. 1).
     The Company also complied with this Comment No. 47 by inserting language on page F-20 (page F-21 of Amendment No. 1).

Securities and Exchange Commission
June 22, 2007

(8) Shareholder’s Equity, page F-21
48.	In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2006 through the date of your response. Please provide the following information separately for each equity issuance:
a.	The date of the transaction;

b.	The number of shares/options issued/granted;

c.	The exercise price or per share amount paid;

f.	The identity of the recipient, indicating if the recipient was a related party;

g.	Nature and terms of concurrent transactions; and,

h.	The amount of any compensation or interest expense element.
Response:
     By separate cover, the Company is providing the Commission Staff a chronological schedule covering all equity instruments issued by the Company since January 1, 2006.
d.	Management’s fair market value per share estimate and how the estimate was made;
     The Company addresses this comment in its additional disclosure set forth in response to Comments No. 27 and 28 hereof.
e.	An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one for one conversion ratio;
Response:
     The Company has not issued equity securities involving Series A convertible preferred stock since January 2002. The preferences of the Series A preferred stock relative to common stock are generally based on liquidation rights of $3.25 per share and rights to reduce dilution in the event the Company issues additional equity securities at a purchase price of less than $3.25 per share. With respect to other rights, such as voting rights and dividend rights, preferred shareholders generally do not have any preference in rights over common shareholders.
Progressively bridge management’s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters. If you do not

Securities and Exchange Commission
June 22, 2007

have an estimated offering price in your next filing we are deferring evaluation of stock-based compensation until your estimated offering price is specified and may have further comment in this regard.
Response:
     The Company plans to respond to the Staff’s comment early next week, at which time the Company and the underwriters will have a better sense of valuation.
Part II
Item 15
49.	Please disclose the factual basis for exemption for each transaction identified.
Response:
     The Company has complied with this comment by including several additional paragraphs at the end of Item 15 as page II-2 in Part II of Amendment No. 1 to the Registration Statement.
     If you have any additional questions, please call the undersigned at (615) 259-1479.

Sincerely yours, /s/ Martin S. Brown, Jr. Martin S. Brown, Jr.

cc:	Mary K. Fraser, Esq., United States Securities and Exchange Commission
A.J. Kazimi, Cumberland Pharmaceuticals Inc.
Donald J. Murray, Esq., Dewey Ballantine LLP, Counsel to the underwriters